SEC EDGAR Submission Header Summary

Submission Type	S-8
Exchange	NYSE
Sub Filer Id	0000720005
Sub Filer Ccc	sjm2a$jw
Global Enclosed File Count	5
Internet Address	doug.krueger@raymondjames.com
	nancy.rice@raymondjames.com
Fee Amount	1834.63
Payment Method	FEDWIRE
Aggregate Price	59760000
Amount Per Share	29.88
Offering Shares	2000000
Security Name	Equity

Documents

S-8	s8sbp41007.htm
	2007 Raymond James Financial, Inc. Restricted Stock Plan
EX-5	ex5.htm
	Exhibit 5
EX-23.1	ex23_1.htm
	Exhibit 23.1
EX-24	ex_24.htm
	Exhibit 24
S-8	stockbonus.pdf
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<XFDL version="5.0.0">
  <page sid="PAGE1">
    <combobox sid="SubTable_submissionType_">
      <value>S-8</value>
    </combobox>
    <check sid="SubFlag_returnCopyFlag_">
      <value>on</value>
    </check>
    <radio sid="SubTable_live_">
      <value>on</value>
    </radio>
    <popup sid="SubSro_sroId_">
      <value>NYSE</value>
    </popup>
    <field sid="SubFiler_filerId_">
      <value>0000720005</value>
    </field>
    <field sid="SubFiler_filerCcc_">
      <value>sjm2a$jw</value>
    </field>
  </page>
  <page sid="PAGE2">
    <field sid="SubGlobal_enclosedFileCount_">
      <value>5</value>
    </field>
    <field sid="SubDocument_conformedName_">
      <value>s8sbp41007.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_">
      <value>S-8</value>
    </combobox>
    <field sid="SubDocument_description_">
      <value>2007 Raymond James Financial, Inc. Restricted Stock Plan</value>
    </field>
    <data sid="data1">
      <filename>s8sbp41007.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_2">
      <value>ex5.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_2">
      <value>EX-5</value>
    </combobox>
    <field sid="SubDocument_description_2">
      <value>Exhibit 5</value>
    </field>
    <data sid="data2">
      <filename>ex5.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_3">
      <value>ex23_1.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_3">
      <value>EX-23.1</value>
    </combobox>
    <field sid="SubDocument_description_3">
      <value>Exhibit 23.1</value>
    </field>
    <data sid="data3">
      <filename>ex23_1.htm</filename>
      <mimedata>
      </mimedata>
    </data>
    <field sid="SubDocument_conformedName_4">
      <value>ex_24.htm</value>
    </field>
    <combobox sid="SubDocument_conformedDocumentType_4">
      <value>EX-24</value>
    </combobox>
    <field sid="SubDocument_description_4">
      <value>Exhibit 24</value>
    </field>
    <data sid="data4">
      <filename>ex_24.htm</filename>
      <mimedata>
      </mimedata>
    </data>
```

```xml
      <field sid="SubDocument_conformedName_5">
        <value>stockbonus.pdf</value>
      </field>
      <combobox sid="SubDocument_conformedDocumentType_5">
        <value>S-8</value>
      </combobox>
      <field sid="SubDocument_description_5">
        <value>PDF</value>
      </field>
      <data sid="data5">
        <filename>stockbonus.pdf</filename>
        <mimedata>
        </mimedata>
      </data>
    </page>
    <page sid="PAGE3">
      <field sid="SubInternet_internetAddress_">
        <value>doug.krueger@raymondjames.com</value>
      </field>
      <field sid="SubInternet_internetAddress_1">
        <value>nancy.rice@raymondjames.com</value>
      </field>
      <check sid="SubFlag_overrideInternetFlag_">
        <value>off</value>
      </check>
    </page>
    <page sid="PAGE4">
    </page>
    <page sid="PAGE6">
      <field sid="SubFee_feeAmount_">
        <value>1834.63</value>
      </field>
      <combobox sid="SubFee_paymentMethod_">
        <value>FEDWIRE</value>
      </combobox>
      <field sid="SubOffering_aggregatePrice_">
        <value>59760000</value>
      </field>
      <field sid="SubOffering_offeringAmountPerShare_">
        <value>29.88</value>
      </field>
      <field sid="SubOffering_offeringShares_">
        <value>2000000</value>
      </field>
      <combobox sid="SubOffering_securityName_">
        <value>Equity</value>
      </combobox>
    </page>
    <page sid="PAGE7">
    </page>
</XFDL>
```

As filed with the Securities and Exchange Commission on April 10, 2007

Registration No. 333-00000

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RAYMOND JAMES FINANCIAL, INC.
(*Exact Name of Registrant as Specified in Its Charter*)

Florida	**59-1517485**
(*State or Other Jurisdiction of Incorporation or Organization*)	(*I.R.S. Employer Identification No.*)

880 Carillon Parkway
St. Petersburg, Florida 33716
(*Address of Principal Executive Offices, Zip Code*)

2005 Raymond James Financial, Inc. Restricted Stock Plan
(Full Title of the Plan(s))

JEFFREY P. JULIEN
Senior Vice President - Finance
and Chief Financial Officer
880 Carillon Parkway
St. Petersburg, Florida 33716
(727) 573-3800
(*Name, Address and Telephone Number, Including Area Code, of Agent for Service*)

Please Send Copies of Communications To:

Paul Matecki, Esq.
General Counsel
880 Carillon Parkway
St. Petersburg, Florida 33716
(727) 573-3800

CALCULATION OF REGISTRATION FEE

Title Of Securities To Be Registered	**Amount To Be Registered (1)**	**Proposed Maximum Offering Price per Share (2)**	**Proposed Maximum Aggregate Offering Price (2)**	**Amount Of Registration Fee**
Common Stock, $.01 par value	2,000,000	$29.88	$59,760,000.00	$1,834.63

(1) The amount being registered includes an indeterminate number of shares of Common Stock which may be issuable as a result of stock splits, stock dividends and anti-dilution provisions and other terms, in accordance with Rule 416(c) under the Securities Act of 1933, as amended.

(2) Estimated solely for the purpose of calculating the registration fee. Such estimate has been computed in accordance with Rule 457(h) based upon the average of the high and low prices of the Common Stock as reported on the New York Stock Exchange on April 4, 2007, namely $29.88.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The purpose of the registration statement is to register under the Securities Act of 1933, as amended, 2,000,000 shares of the Registrant's common stock, which shares are issuable pursuant to the Registrant's 2005 Raymond James Financial, Inc. Restricted Stock Plan, as amended (the "Plan"). As permitted by Rule 428 under the Securities Act of 1933, as amended (the *"Securities Act"*), this Registration Statement omits the information specified in Part I of Form S-8. The documents containing the information specified in Part I will be delivered to the selected participants in the plans covered by this Registration Statement as required by Rule 428(b). Such documents are not being filed with the Securities and Exchange Commission (the *"Commission"*) as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424(b) under the Securities Act.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

By this reference, the following documents filed with the Commission by Raymond James Financial, Inc. (the ***"Company"***) are incorporated into and made a part of this Registration Statement:

1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2006, as filed with the Commission on December 14, 2006.

2. The Company's Definitive Proxy Statement for the Annual Meeting of Shareholders held on February 15, 2007, as filed with the Commission on January 16, 2007.

3. The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, as filed with the Commission on February 9, 2007.

4. The description of the Company's Common Stock is set forth on pages 8-9 of the Company's Prospectus dated June 1, 1994, which was a part of the Company's Registration Statement on Form S-8 (Registration Statement No. 33-54071).

All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the ***"Exchange Act"***), subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Not applicable. The Company's Common Stock is registered under Section 12 of the Exchange Act.

Item 5. Interests of Named Experts and Counsel.

The validity of the Common Stock issuable by the Company under its 2005 Raymond James Financial, Inc. Restricted Stock Plan, as amended (the *"Plan"*) will be passed upon for the Company by Paul Matecki, Senior Vice President and General Counsel of Raymond James Financial, Inc. As of March 28, 2007, Mr. Matecki holds directly and indirectly 32,374 shares of the Company's Common Stock and options to purchase 12,750 additional shares. Of those options, only 4,050 are currently exercisable.

Item 6. Indemnification of Directors and Officers.

The Florida Business Corporation Act, as amended (the *"FBCA"*), provides that, in general, a business corporation may indemnify any person who is or was a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, against liability incurred in connection with such proceeding, including any appeal thereof, provided certain standards are met, including that such officer or director acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and provided further that, with respect to any criminal action or proceeding, the officer or director had no reasonable cause to believe his or her conduct was unlawful. In the case of proceedings by or in the right of the corporation, the FBCA provides that, in general, a corporation may indemnify any person who was or is a party to any such proceeding by reason of the fact that he or she is or was a director or officer of the corporation against expenses and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, provided that such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim as to which such person is adjudged liable unless a court of competent jurisdiction determines upon application that such person is fairly and reasonably entitled to indemnity. To the extent that any officers or directors are successful on the merits or otherwise in the defense of any of the proceedings described above, the FBCA provides that the corporation is required to indemnify such officers or directors against expenses actually and reasonably incurred in connection therewith. However, the FBCA further provides that, in general, indemnification or advancement of expenses shall not be made to or on behalf of any officer or director if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute: (i) a violation of the criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe it was unlawful; (ii) a transaction from which the director or officer derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the director has voted for or assented to a distribution made in violation of the FBCA or the corporation's articles of incorporation; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor or in a proceeding by or in the right of a shareholder.

4

The FBCA also permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted agains the person and incurred by him or her in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify the person against such liability under provisions of this section.

The Company's By-Laws include the following provisions:

"Section 12. The Company shall:

(a) Indemnify any person made a party to an action by or in the right of the Company to procure a judgment in its favor by reason of his being or having been a director or officer of the Company, or of any other corporation, firm, association or entity which he served as such at the request of the Company, against the reasonable expenses, including attorneys' fees, incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, except in any case where such person is adjudged in a final adjudication to have been guilty of conduct as to which, as a matter of law, no such indemnification may be made;

(b) Indemnify any person made a party to an action, suit or proceeding, other than one by or in the right of the Company to procure a judgment in its favor, whether civil or criminal, brought to impose a liability or penalty on such person for an act alleged to have been committed by such person in his capacity of director or officer of the Company, or of any other corporation, firm, association or entity which he served as such at the request of the Company, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred as a result of such action, suit or proceeding, or any appeal therein, unless the Board of Directors determines that such person did not act in good faith in the reasonable belief that such action was in the best interests of the Company. The termination of any such civil or criminal action, suit or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere shall not in itself disqualify such person from indemnification except in any case where such person is adjudged in a final adjudication to have been guilty of conduct as to which, as a matter of law, no such indemnification may be made;

(c) Advance the payment of expenses, including attorneys' fees, to any person entitled to indemnification hereunder during the pendency of any claim, action or proceeding, unless otherwise determined by the Board of Directors in any case.

The foregoing rights of reimbursement or indemnification shall not be exclusive of other rights to which any such person may otherwise be entitled and, in the event of his or her death, shall extend to his or her legal representatives.

(d) In any instance where more than one person is entitled to reimbursement of attorneys' fees pursuant to this Section 12, the Company shall select one attorney to serve as attorney for all such persons, unless, in the opinion of the attorney selected by the Company, a conflict of interest exists which would prevent representation by that attorney of one or more persons. Notwithstanding the foregoing provision, any person may at any time decide to be represented by an attorney of his choosing, at his own expense."

The Company has entered into indemnification agreements with its independent directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company undertakes, unless in the opinion of its counsel the matter has been settled by controlling precedent, to submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and agrees to be governed by the final adjudication of such issue.

Item 7. Exemption from Registration Claimed.

Not applicable. There are no restricted securities being reoffered or resold pursuant to this Registration Statement.

Item 8. Exhibits.

<u>**Exhibit No. Description of Exhibits**</u>

See Exhibit Index attached hereto.

Item 9. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person against the registrant in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Petersburg, State of Florida, on this 10th day of April, 2007.

By: /S/ THOMAS A JAMES   By: /S/ JEFFREY P. JULIEN

    Thomas A. James   Jeffrey P. Julien

    Chairman and Chief Executive Officer   Senior Vice President - Finance
    and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/S/ THOMAS A. JAMES Thomas A. James	Chairman and Chief Executive Officer	April 10, 2007
/S/ JEFFREY P. JULIEN Jeffrey P. Julien	Senior Vice President - Finance Chief Financial Officer	April 10, 2007
/S/ JENNIFER C. ACKART Jennifer C. Ackart	Controller (Chief Accounting Officer)	April 10, 2007
* Francis S. Godbold	Vice Chairman and Director	April 10, 2007
* Chet B. Helck	President and Chief Operating Officer	April 10, 2007
* Angela M. Biever	Director	April 10, 2007
* H. William Habermeyer, Jr.	Director	April 10, 2007
* Paul W. Marshall	Director	April 10, 2007
* Kenneth A. Shields	Director	April 10, 2007
* Hardwick Simmons	Director	April 10, 2007

* By: /S/ Jeffrey P. Julien
    Attorney in Fact

EXHIBIT INDEX

Exhibit No. Description of Exhibits

4.1[1]   Raymond James Financial. Inc. 2005 Restricted Stock Plan, as amended.(Filed as Appendix D to Proxy Statement for February 15, 2007 Annual Meeting of Shareholders and incorporated herein by reference)

5[1]   Opinion of Paul Matecki, Esq., General Counsel, regarding legality of the securities.

23.1[1]   Consent of KPMG LLP, independent registered public accounting firm.

24[1]   Power of Attorney.

[1] Filed herewith.

EXHIBIT 5

April 10, 2007

Raymond James Financial, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716

>   **Re: Raymond James Financial, Inc. (the "Company")**
>   **Registration Statement on Form S-8 covering 2,000,000 Additional shares of the Company's Common Stock issuable pursuant to the**
>   **2005 Raymond James Financial, Inc. Restricted Stock Plan, As Amended**

Ladies and Gentlemen:

I am Senior Vice President and General Counsel, for the Company and have represented the Company in connection with its Registration Statement on Form S-8 (the "S-8 Registration Statement") relating to the proposed public offering by the Company (the "Offering") of up to 2,000,000 additional shares of the Company's Common Stock under its 2005 Raymond James Financial, Inc. Restricted Stock Plan, as amended (the "Plan"). This opinion is being provided as Exhibit 5 to the S-8 Registration Statement.

In my capacity as General Counsel, to the Company in connection with the Registration Statement and the Offering, I have examined and am familiar with: (1) the Company's Articles of Incorporation and By-laws, as currently in effect, (2) the Plan, (3) the S-8 Registration Statement and (4) such other corporate records, documents and instruments as in my opinion are necessary or relevant as the basis for the opinions expressed below.

As to various questions of fact material to my opinion, I have relied without independent investigation on statements or certificates of officials and representatives of the Company, the Department of State of the State of Florida, and others. In all such examinations, I have assumed the genuineness of all signatures on original and certified documents, and the conformity to original and certified documents of all copies submitted to me as conformed, photostatic or other exact copies.

I express no opinion as to the law of any jurisdiction other than of the State of Florida and the Federal laws of the United States of America.

Based upon and in reliance on the foregoing, I am of the opinion that:

(a) The Company has been incorporated and organized under the Florida Business Corporation Act, and its status is active.

(b) The Plan has been authorized by all necessary corporate action of the Company.

(c) When the following events shall have occurred,

(i)   the S-8 Registration Statement shall have become effective in accordance with the Securities Act of 1933, as amended;

(ii)   the consideration specified in the Plan and in the instrument of grant covering the shares of restricted stock granted under the Plan shall have been received; and

(iii)   the certificates representing such shares shall have been duly executed, counter-signed and issued by or on behalf of the Company.

the shares of Common Stock so offered and sold in the Offering will be duly authorized, validly issued, fully paid and non-assessable shares of the capital stock of the Company.

I hereby consent to the filing of this opinion as an Exhibit to the S-8 Registration Statement.

Sincerely yours,

/s/ Paul L. Matecki
Paul L. Matecki
Senior Vice President and General Counsel

PLM:dh

11

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Raymond James Financial, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Raymond James Financial, Inc. relating to the 2005 Raymond James Financial, Inc. Restricted Stock Plan, as amended, of our reports dated December 14, 2006, with respect to the consolidated statements of financial condition of Raymond James Financial, Inc. and subsidiaries as of September 30, 2006 and 2005 and the related consolidated statements of operations and comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2006, management's assessment of the effectiveness of internal control over financial reporting as of September 30, 2006 and the effectiveness of internal control over financial reporting as of September 30, 2006, which reports appear in the September 30, 2006, annual report on Form 10-K of Raymond James Financial, Inc.

KPMG LLP

Tampa, Florida
April 10, 2007
Certified Public Accountants

EXHIBIT 24

POWER OF ATTORNEY
(Form S-8)

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, each a Director of RAYMOND JAMES FINANCIAL, INC., a Florida corporation ("the Company"), does hereby constitute and appoint JEFFREY P. JULIEN and JENNIFER C. ACKART, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, to do or cause to be done any and all acts and things and to execute any and all instruments and documents which said attorneys-in-fact and agents, or any of them, may deem advisable or necessary to enable the Company to comply with the Securities Act of 1933, as amended (the "Securities Act"), and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, in connection with the registration of securities of the Company to be issued under the Company's 2007 Stock Bonus Plan, 2007 Stock Option Plan for Independent Contractors and 2005 Restricted Stock Plan on one or more Registration Statements on Form S-8 (or amendment thereto) to which this Power of Attorney is filed as an exhibit (the "Securities"), including specifically, but without limiting the generality of the foregoing, power and authority to sign, in the name and on behalf of the undersigned as a director of the Company, the Registration Statement(s) on Form S-8 (or amendment thereto) to which this Power of Attorney is filed as an exhibit, one or more Registration Statements under Rule 462(b) of the Securities, or another appropriate form in respect of the registration of the Securities, and any and all amendments thereto, including post-effective amendments, and any instruments, contracts, documents or other writings of which the originals or copies thereof are to be filed as a part of, or in connection with, any such Registration Statement or amendments and to file or cause to be filed the same with the Securities and Exchange Commission, and to effect any and all applications and other instruments in the name and on behalf of the undersigned which said attorneys-in-fact and agents, or any of them, deem advisable in order to qualify or register the Securities under the securities laws of any of the several states or other jurisdictions; and the undersigned does hereby ratify all that said attorneys-in-fact or agents, or any of them, shall do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, the undersigned has signed these presents this 16th day of February, 2007.

/s/Thomas A. James _--------
Thomas A. James
Chairman, Chief Executive Officer
& Director

/s/Francis S. Godbold_____
Francis S. Godbold
Vice Chairman & Director

/s/Chet Helck_____
Chet Helck
President, Chief Operating Officer
& Director

/s/Angela M. Biever_____
Angela M. Biever
Director

/s/H.William Habermeyer, Jr.____ .
H. William Habermeyer, Jr.
Director

/s/Dr. Paul W. Marshall_____
Dr. Paul W. Marshall
Director

/s/Paul C. Reilly_____
Paul C. Reilly
Director

/s/Kenneth A. Shields_____
Kenneth A. Shields
Director

/s/Hardwick Simmons_____
Hardwick Simmons
Director

Witness: /s/Kenneth E. Armstrong_